UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 14, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ministry Partners Investment Corporation
File No. 333-04028-LA - CF#21974

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        Ministry Partners Investment Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-KSB filed on April 11, 2008.

        Based on representations by Ministry Partners Investment Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit (s) will not be released to the public for the time period (s) specified:

        Exhibit 10.7   until October 30, 2010

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel